Exhibit 99.1

Total continues its development in solar energy

The Group announces a planned acquisition of Tenesol

(excluding its activities in France’s overseas departments and territories)

Paris, April 14, 2011 - Total announces the signature of an agreement with EDF ENR to acquire all of Tenesol’s operations (outside of France’s overseas departments and territories1), of which it already owns 50%.

Tenesol’s operations in the French overseas departments and territories would continue to be equally owned by the Total Group and EDF ENR.

Tenesol, which was created in 1983, is a top-tier solar energy operator in Europe, leader in the French market for large industrial and commercial photovoltaic rooftop solutions.

Tenesol designs, manufactures, markets and operates photovoltaic energy systems.

Tenesol enjoys wide recognition for its photovoltaic competencies, offering superior engineering and technical services. The company has a production capacity of 800,000 solar panels a year, or 170 megawatt peak2, at two plants, one in Toulouse, France, and the other in Cape Town, South Africa.

The planned acquisition covers all Tenesol’s operations, with the exception of those in France’s overseas departments and territories, which employ more than 760 people in numerous countries and generated revenue of approximately €240 million in 2010.

“This project confirms Total’s commitment to expanding rapidly in the photovoltaic solar energy industry,” commented Philippe Boisseau, President of Total Gas & Power. “Completion of the deal would step up Tenesol’s international expansion by capitalizing on the expertise of its teams and strengthening synergies with Total’s other businesses.”

The planned acquisition is subject to applicable legally required processes for notifying and consulting Tenesol employee representatives and the approval of the anti-trust authorities in the countries concerned. The closing of the transaction could take place in the second half of 2011.

[1]	French Guiana, French Polynesia, Guadeloupe, Martinique, Mayotte, New Caledonia and Reunion Island.
[2]

A megawatt-peak (MWp) = one million peak watts. A peak watt, the unit used to rate the performance of photovoltaic panels, will deliver one watt of electricity under standard conditions of 1,000 W of light intensity per square meter and an ambient temperature of 25°C.

Total and Solar Energy

Total is also present in the solar energy sector with a 50% interest in Photovoltech, alongside GDF Suez. Photovoltech manufactures crystalline silicon photovoltaic solar cells.

In December 2008, Total became the biggest shareholder in US start-up Konarka, which develops products based on organic solar technologies. The Group’s stake is now nearly 25%.

In June 2010, Total acquired a 25.4% interest in AE Polysilicon, a US start-up specializing in a new solar polysilicon production technology.

Also of June 2010, Total was selected by the authorities in Abu Dhabi to build and operate the Shams 1 concentrated solar power plant. Total’s partner in this project is Abengoa Solar, a Spanish company with expertise in concentrated solar power technology. Construction of the plant has begun and is expected to take two years.

Total is also conducting significant R&D through partnerships with world-class laboratories in France, such as the Ecole Polytechnique engineering school’s Laboratoire de Physique des Interfaces et des Couches Minces (LPICM - Interface and Thin Film Physics Laboratory) and the Toulouse-based Laboratory for Analysis and Architecture of Systems (LAAS), as well as in the United States, Switzerland, Belgium and Germany.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 93,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com